Exhibit 99.1

NewsRelease

TC Energy to highlight sustainable long-term growth at Investor Day

CALGARY, Alberta - November 19, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the company) will host its annual Investor Day today where it will provide a financial update and review strategic plans for its natural gas pipelines, liquids pipelines and power and storage businesses in Canada, the United States and Mexico.

“Our $100 billion portfolio of high-quality, long-life energy infrastructure assets are expected to generate record financial results again in 2019 underpinned by strong market fundamentals,” said Russ Girling, TC Energy’s president and chief executive officer. “Looking forward, we continue to advance $30 billion of commercially secured projects that will expand and extend our asset footprint across North America.”

As those projects enter service, TC Energy expects comparable earnings before interest, taxes, depreciation and amortization (EBITDA) to exceed $10 billion in 2022. This represents an increase of more than 16 per cent when compared to comparable EBITDA of $8.6 billion in 2018 despite significant asset sales that have accelerated the strengthening of the company’s balance sheet. Notably, approximately 95 per cent of comparable EBITDA is expected to come from regulated assets or long-term contracts. At the same time, the company continues to methodically advance more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension program. Success in advancing these and other organic growth opportunities that are expected to emanate from TC Energy’s five operating businesses across North America would add to the company’s growth outlook.

“Based on the confidence we have in our business plans, we are reaffirming that we expect to grow our common share dividend at an annual rate of eight to 10 per cent through 2021,” added Girling. “Our dividend outlook is supported by expected growth in earnings and cash flow and in line with our historically strong dividend coverage ratios.”

Beyond 2021, TC Energy expects the common share dividend to grow at an average annual rate of five to seven per cent. This is consistent with average annual increases in the dividend since 2000 and is based on the company’s outlook for future organic growth associated with its extensive North American asset footprint. The rate of growth could be supplemented periodically by strategic acquisitions or transformational opportunities.

On November 1, 2019, TC Energy announced that its Board of Directors declared a quarterly dividend of $0.75 per common share for the quarter ending December 31, 2019. The quarterly amount equates to $3.00 per common share on an annualized basis and represents an 8.7 per cent increase over the amount declared in 2018. TC Energy’s Board of Directors has increased the common share dividend in each of the last nineteen years, from $0.80 per common share in 2000 to $3.00 per common share in 2019, resulting in an average annual increase of seven per cent. The current common share dividend equates to a dividend yield of approximately 4.4 per cent based on the closing price of TC Energy’s common shares on the Toronto Stock Exchange on November 15, 2019.

“With proceeds from recent asset sales expected to total approximately $6.3 billion, we are well positioned to prudently fund our $30 billion secured capital program through internally generated cash flow, the planned sale of an ownership interest in Coastal GasLink and access to debt capital markets in a manner that is consistent with maintaining our targeted credit metrics,” concluded Girling. “As a result, we will no longer issue additional common shares from treasury under our Dividend Reinvestment Program commencing with fourth quarter 2019 dividends.”

Today’s investor event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TC Energy’s website at https://www.tcenergy.com/2019 investor day event or via the following URL: http://www.gowebcasting.com/10368.

A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

NON-GAAP MEASURES
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Quarterly Report to Shareholders dated October 31, 2019.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522